UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

STG Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

37953N108

(CUSIP Number)

STG Group, Inc.

11091 Sunset Hills Road, suite 200

Reston, Virginia 20190

(703) 691-2480

With a Copy to :

Lawrence T. Yanowitch, Esq.

Lawrence R. Bard, Esq.

Morrison & Foerster, LLP

1650 Tysons Boulevard, Suite 400

McLean, Virginia

(703) 760-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Global Defense & National Security Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 4,246,462 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,246,462 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,246,462
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Damian Perl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 4,246,462 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,246,462 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,246,462
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 16,071,701 shares of the Issuer’s common stock outstanding, after giving effect to the Sponsor’s Dividend Shares (as defined below).

SCHEDULE 13D

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2013 (the “Original Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Shares”), of STG Group, Inc. (formerly known as Global Defense & National Security Systems, Inc.) (“GDEF” or the “Company”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 8, by deleting the final paragraph added thereto by Amendment No. 7 to the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 8, by adding the following at the end of thereof:

On November 30, 2015, the Company paid a one for 1.06 stock dividend (the “Stock Dividend”). The Sponsor received 971,795 shares in the Stock Dividend with respect to shares of GDEF common stock the Sponsor purchased pursuant to the Second Amended and Restated Backstop Common Stock Purchase Agreement, dated as of November 23, 2015.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 8, by adding the following at the end thereof:

Dividend Shares

Pursuant to the Stock Dividend, on November 30, 2015, the Sponsor received 971,795 Dividend Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 8, as follows:

(a) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference. The Reporting Persons and the Separately Filing Group Members may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly the Reporting Persons and the Separately Filing Group Members may collectively beneficially own 90.6% of the 16,071,701 shares of Common Stock outstanding. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.

(b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Except as described in Item 4, the Reporting Persons have not engaged in any transaction since the Company’s last filed amendment to the Schedule 13D involving shares of Common Stock.

(d) None.

(e) Not applicable.

Item 7. Materials to Be Filed as Exhibits.

Exhibit Index

Exhibit No.	Description of Exhibit

1.	Loan Agreement between Blue Marlin and the Sponsor (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).*

3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013). *

5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

7.	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

8.	Form of Convertible Promissory Note, dated May 14, 2014, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 19, 2014).*

9.	Form of Convertible Promissory Note, dated May 12, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 14, 2015).*

10.	Amended and Restated Limited Liability Company Agreement of Global Defense & National Security Holdings, LLC, dated June 1, 2015 (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed by Issuer with the Commission on June 2, 2015).*

11.	Form of Convertible Promissory Note, dated October 8, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on October 8, 2015).*

12.	Second Amended and Restated Backstop Common Stock Purchase Agreement, dated November 23, 2015, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

13.	Stock Purchase Agreement, dated June 8, 2015, by and among Issuer, STG Group, Inc., the stockholders of STG Group, Inc., Sponsor and Simon S. Lee, as stockholder representative (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by Issuer with the Commission on October 22, 2015).*
14.

Voting Agreement, dated November 23, 2015, by and between Issuer, Sponsor and the stockholders of STG Group, Inc. (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

15.

Amended and Restated Registration Rights Agreement, dated as of November 23, 2015, by and among GDEF and the Sponsor (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

16.

Share Contribution and Dividend Waiver Letter, dated as of November 23, 2015, from the Sponsor to GDEF (incorporated by reference to Exhibit 16 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

17.

Stock Assignment, dated as of November 23, 2015, from the Sponsor to the STG Stockholders (incorporated by reference to Exhibit 17 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

18.	Form of Convertible Promissory Note, dated November 13, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on November 13, 2015).*

*Previously filed.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 4, 2015

By:	/s/ Damian Perl
Damian Per1

Global Defense & National Security Holdings LLC

By:	Black Marlin Ltd, its Manager

By:	/s/ Damian Perl
Name:	Damian Perl
Title:	Manager

Exhibit Index

Exhibit Index

Exhibit No.	Description of Exhibit

1.	Loan Agreement between Blue Marlin and the Sponsor (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).*

3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013). *

5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

7.	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

8.	Form of Convertible Promissory Note, dated May 14, 2014, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 19, 2014).*

9.	Form of Convertible Promissory Note, dated May 12, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 14, 2015).*

10.	Amended and Restated Limited Liability Company Agreement of Global Defense & National Security Holdings, LLC, dated June 1, 2015 (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed by Issuer with the Commission on June 2, 2015).*

11.	Form of Convertible Promissory Note, dated October 8, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on October 8, 2015).*

12.	Second Amended and Restated Backstop Common Stock Purchase Agreement, dated November 23, 2015, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

13.	Stock Purchase Agreement, dated June 8, 2015, by and among Issuer, STG Group, Inc., the stockholders of STG Group, Inc., Sponsor and Simon S. Lee, as stockholder representative (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by Issuer with the Commission on October 22, 2015).*
14.

Voting Agreement, dated November 23, 2015, by and between Issuer, Sponsor and the stockholders of STG Group, Inc. (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

15.

Amended and Restated Registration Rights Agreement, dated as of November 23, 2015, by and among GDEF and the Sponsor (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

16.

Share Contribution and Dividend Waiver Letter, dated as of November 23, 2015, from the Sponsor to GDEF (incorporated by reference to Exhibit 16 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

17.

Stock Assignment, dated as of November 23, 2015, from the Sponsor to the STG Stockholders (incorporated by reference to Exhibit 17 to the Schedule 13D/A filed by Issuer with the Commission on November 25, 2015).*

18.	Form of Convertible Promissory Note, dated November 13, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on November 13, 2015).*

*Previously filed.